EXHIBIT 99.1

News Release dated March 23, 2020, Suncor Energy provides a corporate update including revised 2020 capital program, operating costs and production outlook

FOR IMMEDIATE RELEASE

News Release

Suncor Energy provides a corporate update including revised 2020 capital program, operating costs and production outlook

All financial figures are in Canadian dollars, unless noted otherwise.

CALGARY, Alberta (Mar. 23, 2020) — Suncor released a corporate update today, including revised 2020 corporate guidance for capital, operating costs and production outlook, reflecting the significant decline in the crude oil price and uncertainty surrounding the economic impact of COVID-19.

“The simultaneous supply and demand shocks are having a significant impact on the global oil industry.  We are adjusting our spending and operational plans to be prepared in the event the current business environment persists for an extended period of time,” said Mark Little, president and chief executive officer. “Our business model and financial strategy are designed to withstand volatile environments.”

Suncor’s business model is built on long life, low decline assets and capturing the full value of the barrel through integration. This model, paired with disciplined adherence to financial management and capital allocation, has consistently delivered value to shareholders while maintaining a strong balance sheet. Suncor’s credit metric history and strong levels of liquidity through various cycles are evidence of this discipline.

A key strategy for weathering the unprecedented market challenges is remaining focused on creating maximum value from production, rather than being volume focused. Suncor believes this is critical to creating long term shareholder value and that the integrated model is an important competitive advantage. With growing global oil inventories, Suncor’s ability to upgrade, refine, and sell production to consumers through its retail network will continue to generate significant value.

Our actions to respond to these unprecedented market challenges will result in reductions in capital spending and operating costs as well as a significant increase to the financial liquidity of the business in 2020, as detailed below.

CAPITAL GUIDANCE UPDATE

The revised capital program is expected to be between $3.9 and $4.5 billion, a $1.5 billion or 26% decrease compared to the original 2020 capital guidance midpoint. The updated capital spend is concentrated on sustaining capital and continuing with a limited number of low capital intensity, value creating projects, as follows:

•                  $2.3 – 2.7 billion related to asset sustainment and maintenance activities;

•                  $600 – 750 million on E&P step out developments; and

•                  Approximately $1 billion on high return / cost reduction projects largely independent of commodity price volatility.

Suncor’s original capital guidance was $5.4 to $6.0 billion, with approximately 50% allocated to economic investment and 50% to sustaining capital.  By the end of Q1 2020, Suncor is expected to have spent approximately $1.3 billion in capital. In order to sustain the financial strength of the business within the current economic environment, it is crucial to reduce the capital budget. Suncor is able to

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make these reductions because of the flexibility previously built into the budget. The targeted reductions include a combination of reducing economic investment and sustaining capital by deferring and cancelling projects, while maintaining a focus on safety and asset reliability over the long term.

The Syncrude / Suncor interconnecting pipelines, deployment of autonomous haul trucks at Fort Hills, and investments in technology for the Supply and Trading business and core business systems will continue to be funded and proceed on schedule. The Cogeneration Facility at Base Plant, Forty Mile Wind project, and some offshore E&P step out development timelines have been extended for up to two years. The operator of West White Rose has announced that work has been suspended for an indefinite period. We have also deferred new in-situ well pads until financial conditions improve and cancelled several small economic investment projects across the business.

Capital Expenditures (C$ millions) (1)

	2020 Updated Full Year Outlook March 23, 2020	% Economic Investment (2)
Upstream Oil Sands	2,650 – 2,900	25%
Upstream E&P	600 – 750	95%
Total Upstream	3,250 – 3,650	40%
Downstream	550 – 650	20%
Corporate	100 – 200	90%
Total	3,900 – 4,500	40%

1. Capital expenditures exclude capitalized interest of approximately $155 million.

2. Balance of capital expenditures represents Asset Sustainment and Maintenance capital expenditures. For definitions of Economic Investment and Asset Sustainment and Maintenance capital expenditures, see the Capital Investment Update section of Suncor’s Management’s Discussion and Analysis dated February 26, 2020 (the “MD&A”).

PRODUCTION & OPERATING COST GUIDANCE UPDATE

Across the company, Suncor remains committed to the health and safety of all personnel, and on the safety and continuity of the operations. To limit the risk and transmission of COVID-19, only location essential personnel are working at Suncor sites and offices.

It is evident that as a result of significant efforts to limit the impact of COVID-19 through social distancing and having non-essential personnel stay home across many countries around the world, petroleum demand has declined.  This is particularly true for jet fuel and gasoline.  Product demand in Canada is starting to decline and is expected to continue over the next few quarters. Suncor has begun to adjust refinery utilisations as a result. Due to significant uncertainty, we have not yet updated our guidance in this area, although we anticipate it will be lower.  An update will be provided on the first quarter earnings call in early May.

Suncor’s updated upstream production guidance includes the best estimate, at this time, of the impact on crude markets of lower global product demand and industry wide lower refinery utilizations. Global upstream production will need to be reduced or remain in storage unsold. However, this is highly uncertain and is directly related to how long it will take to significantly reduce the global threat of COVID-19.

The value over volume strategy maximizes integration of Suncor’s upstream production through its upgraders and refineries, while reducing exposure to Alberta bitumen prices. This results in higher per barrel margin even though unit costs may be higher.

Crude by rail is now uneconomic and our updated guidance excludes any production volumes associated with rail transportation under the Province of Alberta’s Special Production Allowance program. Mandatory production curtailment is assumed to continue through 2020, which results in some assets operating at less than efficient rates.

Fort Hills continues to be disproportionately impacted by mandatory production curtailment with the asset operating at lower than optimal facility utilization. The Fort Hills partners have agreed to reduce Fort Hills to a one train operation, running at full utilization. This will increase cash flow, particularly when bitumen prices are extremely low, as we are able to significantly reduce variable costs.  However, unit costs for the remaining production will be higher because of this decision as a result of fixed costs being covered by lower volumes. These assets have far less flexibility versus Suncor’s in-situ assets to ramp up and down. The partners will continue to monitor market conditions and re-evaluate these decisions as market conditions change.

The Syncrude annual coker turnaround was planned in Q2 but is now deferred until Q3 with a minor impact on volumes. The impact of COVID-19 on Suncor’s planned maintenance schedules is currently being assessed. This includes evaluating alternate options for the Terra Nova Asset Life Extension, as Spain is no longer able to accommodate the dry dock slot due to that country’s COVID-19 response. MacKay River’s return to operations has been intentionally extended to May due to COVID-19 concerns and low bitumen prices.

Suncor is also reducing total operating expenditures across the business by more than $1 billion versus $11.2 billion of expenditures in 2019. Updated asset-based cash cost per unit guidance below reflects the revised production guidance and reduced operating expenditures.

Guidance for Oil Sands operations and Syncrude cash operating costs per barrel remain unchanged at $24.00 - $26.50 (US $17.00 - $18.75) and $35.00 - $38.00 (US $24.75 - $27.00), respectively. Fort Hills cash operating costs per barrel have been updated and are now expected to be $34.00 - $37.00 (US $24.00 - $26.25).

The production guidance table below is inclusive of the planned reductions in production volumes as Suncor continues to execute the strategy of generating value over volume.

Production & Refinery Utilization (as of March 23, 2020)

	Q1 2020 Estimates		2020 Updated Full Year Outlook
Suncor Total Production (boe/d)	743,000		740,000 – 780,000(5)
Oil Sands operations (bbls/d)	378,000		410,000 – 435,000(6)
Synthetic Crude Oil (bbls/d)	331,000		310,000 – 325,000
Bitumen (bbls/d)	47,000	(1)	100,000 – 110,000
Fort Hills (bbls/d) Suncor working interest of 54.11%	80,000	(2)	55,000 – 65,000
Syncrude (bbls/d) Suncor working interest of 58.74%	175,000	(3)	165,000 – 180,000
Exploration & Production (boe/d)	110,000	(4)	100,000 – 115,000(5)

Suncor Refinery Throughput (bbls/d)	445,000		440,000 – 460,000(7)
Suncor Refinery Utilization	96%		95% – 99% (7)(8)
Refined Product Sales (bbls/d)	545,000		530,000 – 560,000 (7)

1. Bitumen production was impacted by extremely cold weather, significantly impacting productivity and repair of the MacKay River facility.

2. Fort Hills’ first quarter production reflects the impact of mandatory production curtailment.

3. Syncrude production was impacted by a hydrotreater compressor incident occurring in early March.

4. Exploration & Production reflects Terra Nova offline for the quarter.

5. At the time of publication, production in Libya continues to be affected by political unrest and therefore no forward-looking production for Libya is factored into the Exploration and Production and Suncor Total Production guidance. Production ranges for Oil Sands operations, Fort Hills, Syncrude and Exploration and Production are not intended to add to equal Suncor Total Production.

6. Oil Sands operations production includes synthetic crude oil, diesel, and bitumen and excludes Fort Hills PFT bitumen and Syncrude synthetic crude oil production. These ranges reflect the integrated upgrading and bitumen production performance risk.

7. Refinery throughput, refinery utilization and refined product sales metrics have not been updated and do not reflect the risk of weakening demand for the products we produce as a result of the COVID-19 pandemic. The company will include an update to these metrics in its first quarter report to shareholders. The NY Harbor refining margin may not be consistent with the potential changes in operating plans underlying the current refinery throughput, utilization and refined product sales guidance.

8. Refinery utilization is based on the following crude processing capacities: Montreal - 137,000 bbls/d; Sarnia - 85,000 bbls/d; Edmonton – 142,000 bbls/d; and Commerce City - 98,000 bbls/d.

Suncor’s corporate guidance provides management’s outlook for 2020 in certain key areas of the company’s business. Users of this forward-looking information are cautioned that actual results may vary materially from the targets disclosed. Readers are cautioned against placing undue reliance on this guidance.

CORPORATE & FINANCIAL UPDATE

Safety is at the core of Suncor values. As a result, the Investor Showcase, previously planned for May 2020, has been deferred to manage the risk of COVID-19 transmission. The AGM will be held on May 6th, 2020 but the Board and full executive team will not be present in person at the meeting. Unlike prior years, the AGM will not be open to the general public and will be limited to registered shareholders only. Suncor is discouraging physical attendance and instead requests shareholders view the meeting via webcast with details to be provided at a later date.

The corporate target of $2 billion of incremental free funds flow by 2023 continues to be a critical target of Suncor’s by enhancing margin, improving business processes, and reducing operating and sustaining capital costs. However, in order to maintain balance sheet strength, financial flexibility and liquidity, the execution timeline of a number of these initiatives has been revised, as outlined in the capital section above. As a result, full achievement of the $2 billion target is anticipated to be delayed by up to 2 years to 2025.

Disciplined capital allocation remains core to delivering value to shareholders. Given the current business environment, share repurchases have been suspended.

Suncor’s strategy of maintaining a strong balance sheet and liquidity throughout all market environments remains a key focus. As of December 31, 2019, Suncor had approximately $6.7 billion of liquidity, no debt maturities in 2020, $1.4 billion in 2021, and $225 million in 2022. As of March 31, 2020, Suncor has significantly increased its liquidity securing an additional $2.3 billion of credit facilities with its key banking partners. This increased financial flexibility ensures the company will have access to adequate financial resources should it be required.

“Our strategy has been, and continues to be, to drive shareholder returns through our integrated model while maintaining financial strength and flexibility,” said Mark Little. “Our actions are intended to ensure the long-term health of our business while reliably delivering critical energy to consumers.”

LEGAL ADVISORY — FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements in this news release include references to: Suncor’s belief that its business model and financial strategy are designed to withstand volatile environments; the belief that remaining focused on creating maximum value from production, rather than being volume focused is critical to creating long term shareholder value and that Suncor’s integrated model is an important competitive advantage in achieving this; the expectation that, with growing global oil inventories, Suncor’s ability to upgrade,  refine and sell production to consumers through its retail network will continue to generate significant value; the expected impacts of Suncor’s actions to respond to the unprecedented market challenges; the expectation that Suncor’s capital spending program will be between $3.9 and $4.5 billion (and the expectations of where that spending will be directed and the timing of the various capital projects); Suncor’s commitment to the health and safety of all personnel, and on the safety and continuity of the operations; expectations for the first quarter of 2020, including total upstream production of approximately 743,000 boe/d, Oil Sands operations production of approximately 378,000 bbls/d, Synthetic Crude Oil production of approximately 331,000 bbls/d, Bitumen production of approximately 47,000 bbls/d,  Fort Hills production of approximately 80,000 bbls/d, net to Suncor, Syncrude production of approximately 175,000 bbls/d, net to Suncor, E&P production of approximately 110,000 boe/d, Suncor Refinery Throughput of  approximately 445,000 bbls/d, Suncor Refinery Utilization of 96% and Refined Product Sales of approximately 545,000 bbls/d; Suncor’s expectations relating to product demand and the impacts it may have on refinery utilizations; that Suncor’s value over volume strategy will reduce exposure to Alberta bitumen process which will result in higher per barrel margins even though unit costs may be higher; operations; the expected impact of the Government of Alberta mandatory production curtailments and assumption relating to the duration thereof; the expected impacts of the decision to reduce Fort Hills to a one train operation; Suncor’s expectations with respect to planned maintenance and turnarounds, including the timing thereof and the impact of such maintenance and turnarounds; that MacKay River’s return to operations will occur in May; the plans to reduce total operating expenditures by more than $1 billion across Suncor’s business; Suncor’s $2 billion incremental free funds flow target, including the projects that are expected to drive Suncor towards this target and the timing of achieving this target; Suncor’s expectations around production, including planned average upstream production of 740,000 - 780,000  boe/d and planned ranges for Oil Sands operations (410,000 – 435,000 bbls/d), made up of Synthetic Crude Oil (310,000 – 325,000 bbls/d) and Bitumen (100,000 – 110,000 bbls/d), Suncor’s working interest in Fort Hills 55,000 – 65,000 bbls/d), Suncor’s working interest in Syncrude (165,000 – 180,000 bbls/d) and Exploration and Production (100,000 – 115,000 boe/d); Suncor’s expected Oil Sands operations cash operating costs, projected to be in the range of $24.00 - $26.50 (US $17.00  – $18.75) per barrel; expected Fort Hills cash operating costs, projected to be in the range of $34.00 - $37.00 (US $24.00 – $26.25) per barrel; expected Syncrude cash operating costs, projected to be in the range of $35.00 – $38.00 (US $24.75 – $27.00) per barrel; Suncor’s expected Refinery Throughputs (440,000 – 460,000 bbls/d) and Utilization (95% – 99%) and Suncor’s expected Refined Product Sales (530,000 – 560,000 bbls/d); the timing of upcoming debt maturities; Suncor’s belief that its financial flexibility ensures the company will have access to adequate financial resources should it be required; and Suncor’s belief that its actions  will ensure the long-term health of its business while  reliably delivering critical energy to consumers. In addition, all other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements may be identified by words like “guidance”, “outlook”, “will”, “expected”, “estimated”, “focus”, “planned”, “believe”, “anticipated”, “forecast”, “target” and similar expressions.

Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost-savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward- looking statements, so readers are cautioned not to place undue reliance on them.

Assumptions for the Oil Sands operations, Syncrude and Fort Hills 2020 production outlook include those relating to reliability and operational efficiency initiatives that the company expects will minimize unplanned maintenance in 2020. Assumptions for the Exploration and Production 2020 production outlook include those relating to reservoir performance, drilling results and facility reliability. Factors that could potentially impact Suncor’s 2020 corporate guidance include, but are not limited to:

•                  Bitumen supply. Bitumen supply may be dependent on unplanned maintenance of mine equipment and extraction plants, bitumen ore grade quality, tailings storage and in situ reservoir performance.

•                  Third-party infrastructure. Production estimates could be negatively impacted by issues with third- party infrastructure, including pipeline or power disruptions, that may result in the apportionment of capacity, pipeline or third-party facility shutdowns, which would affect the company’s ability to produce or market its crude oil.

•                  Performance of recently commissioned facilities or well pads. Production rates while new equipment is being brought into service are difficult to predict and can be impacted by unplanned maintenance.

•                  Unplanned maintenance. Production estimates could be negatively impacted if unplanned work is required at any of our mining, extraction, upgrading, in situ processing, refining, natural gas processing, pipeline, or offshore assets.

•                  Planned maintenance events. Production estimates, including production mix, could be negatively impacted if planned maintenance events are affected by unexpected events or are not executed effectively. The successful execution of maintenance and start-up of operations for offshore assets, in particular, may be impacted by harsh weather conditions, particularly in the winter season.

•                  Commodity prices. Declines in commodity prices may alter our production outlook and/or reduce our capital expenditure plans.

•                  Foreign operations. Suncor’s foreign operations and related assets are subject to a number of political, economic and socio-economic risks.

•                  Government Action. This guidance reflects the production curtailments imposed by the Government of Alberta. Further action by the Government of Alberta regarding production curtailment may impact Suncor’s corporate guidance and such impact may be material.

Suncor’s MD&A, together with Suncor’s most recently filed Annual Information Form, Form 40-F and Annual Report to Shareholders and other documents Suncor files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3; by email request to invest@suncor.com; by calling 1-800-558-9071; or by referring to suncor.com/FinancialReports or to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

NON-GAAP FINANCIAL MEASURES

Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs and free funds flow are not prescribed by Canadian generally accepted accounting principles (“GAAP”). These non-GAAP financial measures are included because management uses the information to analyze business performance, including on a per barrel basis, as applicable, and it may be useful to investors on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. These non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. These non-GAAP financial measures are defined in the Non-GAAP Financial Measures section of the MD&A and, for the period ended December 31, 2019, are reconciled to the comparable GAAP measure in the MD&A. Oil Sands operations cash operating costs of $24.00 - $26.50 (US $17.00 - $18.75) per barrel is based on the assumptions that: (i) Suncor will produce 410,000 – 435,000 bbls/d at Oil Sands operations (of which

310,000 – 325,000 bbls/d will be synthetic crude oil and 100,000 – 110,000 will be bitumen); and (ii) natural gas used at Suncor’s Oil Sands operations (AECO - C Spot ($CAD)) will be priced at an average of $1.75/GJ over 2020. Fort Hills cash operating costs of $34.00 - $37.00 (US $24.00 - $26.25) per barrel is based on the assumptions that: (i) Fort Hills production (net to Suncor) will be 55,000 – 65,000 bbls/d; and (ii) natural gas used at Fort Hills (AECO - C Spot ($CAD)) will be priced at an average of $1.75/GJ over 2020. Syncrude cash operating costs of $35.00 - $38.00 (US $24.75 - $27.00) per barrel is based on the assumptions that: (i) Syncrude will produce 165,000 – 180,000 bbls/d of synthetic crude oil (net to Suncor); and (ii) natural gas used at Syncrude (AECO - C Spot ($CAD)) will be priced at an average of $1.75/GJ over 2020. The Syncrude cash operating costs per barrel and Fort Hills cash operating costs per barrel measures may not be fully comparable to similar information calculated by other entities (including Suncor’s Oil Sands operations cash operating costs per barrel) due to differing operations.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @Suncor or together.suncor.com

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